Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272297

PROSPECTUS

7,863,570 Shares of Common Stock

This prospectus relates to the resale, from time to time, by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”) of up to an aggregate of 7,863,570 shares (the “Shares”) of NovaBay Pharmaceuticals, Inc.’s (“us”, “we”, “our”, “NovaBay”, or the “Company”) common stock, par value $0.01 per share (the “Common Stock”), comprised of (i) 7,099,820 additional shares of Common Stock underlying our Series B Non-Voting Convertible Preferred Stock (the “Series B Preferred Stock”) and (ii) 763,750 additional shares of Common Stock underlying our Series C Non-Voting Convertible Preferred Stock (the “Series C Preferred Stock” and, together with the Series B Preferred Stock, the “Preferred Stock”). The Series B Preferred Stock was originally sold to accredited investors, including Selling Stockholders (the “2021 Purchasers”), in a private placement offering that was consummated on November 2, 2021 (the “2021 Private Placement”), pursuant to a Securities Purchase Agreement, dated October 29, 2021, by and between the Company and each of the Selling Stockholders (the “2021 Securities Purchase Agreement”). The Series C Preferred Stock was originally sold to accredited investors, including Selling Stockholders (the “2022 Purchasers”), in a private placement offering that was consummated on November 18, 2022 (the “2022 Private Placement”), pursuant to a Securities Purchase Agreement, dated September 9, 2022, by and between the Company and each of the Selling Stockholders (the “2022 Securities Purchase Agreement”).

On May 1, 2023, we completed a private placement (the “2023 Private Placement”) that provided for the issuance and sale of (i) $3.3 million aggregate principal amount of Original Issue Discount Senior Secured Convertible Debentures Due November 1, 2024 (the “Debentures”), which may be converted or redeemed into shares of Common Stock at an initial conversion price of $1.30 per share, (ii) new long-term Series B-1 warrants to purchase Common Stock (“2023 Long-Term Warrants”), which will be exercisable into shares of Common Stock at an exercise price of $1.30 per share and (iii) new short-term Series B-2 warrants to purchase Common Stock (“2023 Short-Term Warrants” and, together with the Long-Term Warrants, the “2023 Warrants”), which will be exercisable into shares of Common Stock (the “Warrant Shares”) at an exercise price of $1.30 per share. As a result of entering into the 2023 Private Placement, the Debentures and the 2023 Warrants were to be sold at an effective price per share below the conversion price of the Series B Preferred Stock and the Series C Preferred Stock, and the anti-dilution protections as set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (the “Series B Certificate of Designation”) and the Certificate of Designation of Preferences, Rights and Limitations of Series C Non-Voting Convertible Preferred Stock (the “Series C Certificate of Designation”) were both triggered. The conversion price of each share of Series B Preferred Stock and Series C Preferred Stock, which were both convertible at a conversion price of $6.30 into 159 shares of Common Stock, were automatically adjusted downward to be convertible at a conversion price of $1.30 into 770 shares of Common Stock. The conversion price adjustment resulted in an additional 7,863,570 shares of Common Stock that became issuable upon conversion of the outstanding shares of Series B Preferred Stock and Series C Preferred Stock at the time the conversion adjustment became effective, which are the Shares being offered by this prospectus.

We are registering the resale of the Shares by the Selling Stockholders pursuant to the terms and conditions of (i) the Registration Rights Agreement, dated as of October 29, 2021 (the “Series B Registration Rights Agreement”), which we entered into with the Selling Stockholders in connection with the 2021 Private Placement, and (ii) the Registration Rights Agreement, dated as of November 18, 2022 (the “Series C Registration Rights Agreement” and, together with the Series B Registration Rights Agreement, the “Registration Rights Agreement”).

Our registration of the Shares covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Shares. The Selling Stockholders may sell all or a portion of the additional Shares being offered pursuant to this prospectus at the prevailing market prices at the time of sale or at negotiated prices. For additional information, see the section entitled “Selling Stockholders”.

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. The Selling Stockholders will each bear all commissions and discounts, if any, attributable to their respective sales of the Shares. We will bear the costs, expenses and fees in connection with the registration of the Shares.

Our Common Stock is listed on the NYSE American under the symbol “NBY.” The last reported sale price of our Common Stock on May 30, 2023 was $0.65 per share.

You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus carefully before you invest. Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks that we have described under the caption “Risk Factors” on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 8, 2023.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. By using a shelf registration statement, the Selling Stockholders may sell up to 7,863,570 Shares of Common Stock received upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock, from time to time in one or more offerings as described in this prospectus. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

We previously registered on registration statements on Form S-1 (File Nos. 333-261443 and 333-268002) an aggregate of approximately 2,086,021 shares of Common Stock for resale by the Selling Stockholder who were 2021 Purchasers upon conversion of Series B Preferred Stock based on the conversion price at that such time (such registration statements, including the prospectuses contained therein, the “Initial Series B Registration Statements”). We also registered on a registration statement on Form S-1 (File No. 333-268738) an aggregate of 516,750 shares of Common Stock for resale by the Selling Stockholder who were 2022 Purchasers upon conversion of the Series C Preferred Stock based on the conversion price at that such time (such registration statement, including the prospectus contained therein, the “Initial Series C Registration Statement” and, together with the Initial Series B Registration Statements, the “Initial Registration Statements”). The Initial Registration Statements do not register additional shares of Common Stock that may be issued upon future anti-dilution adjustment of the conversion price of the Preferred Stock, which is the reason the Shares are being registered and offered by this prospectus.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part, which may contain material information relating to this offering. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus with respect to the offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information that has been incorporated by reference, including reports we file with the SEC, that are not contained in this prospectus. Before purchasing any securities, you should carefully read this prospectus, any post-effective amendment, and any applicable prospectus supplement, together with the documents incorporated by reference and other additional information that we file with the SEC described in the “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” sections of this prospectus.

This prospectus includes important information about us and the securities being offered. You should rely only on this prospectus, any post-effective amendment, and any applicable prospectus supplement, and the information incorporated or deemed to be incorporated by reference in this prospectus. We have not, and the Selling Stockholders have not, authorized anyone to provide you with information that is in addition to, or different from, the information that is contained, or incorporated by reference, in this prospectus prepared by or on behalf of us or to which we have referred you. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The documents entered into in connection with the 2021 Private Placement as well as those in the 2022 Private Placement, and the 2023 Private Placement that are described herein and/or in our filings with the SEC (collectively, the “Transaction Documents”) contain representations and warranties of the parties to such agreements that may be subject to limitations, qualifications or exceptions agreed upon by the parties, and may be subject to a contractual standard of materiality that differs from the materiality standard that applies to reports and documents filed with the SEC. In particular, in your review of the representations and warranties contained in the Transaction Documents and described in the foregoing summary, it is important to bear in mind that the representations and warranties were negotiated in connection with separate transactions and with the principal purpose of allocating contractual risk between the parties in such transactions. The representations and warranties, other provisions of the Transaction Documents or any description of these provisions should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this prospectus, any post-effective amendment and any applicable prospectus supplement, as well as in the other reports, statements and filings that the Company publicly files with the SEC.

This prospectus contains market data and industry statistics and forecasts that are based on our internal estimates and independent industry publications and other sources that we believe to be reliable sources. In some cases, we do not expressly refer to the sources from which this data is derived. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our internal estimates are based upon information obtained from trade and business organizations and other contacts in the industry in which we operate, and our management’s understanding of industry conditions. While we believe our internal estimates are reliable, they has not been verified by an independent source. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus or otherwise incorporated by reference into this prospectus.

Unless otherwise specifically indicated, references to “prospectus” herein shall include any post-effective amendment, applicable prospectus supplement, and the information incorporation or deemed to be incorporated by reference in this prospectus. This prospectus contains summaries of certain provisions contained in some of the documents described herein or therein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

On November 15, 2022, we effected a 1-for-35 reverse stock split of our outstanding Common Stock (the “Reverse Stock Split”) as more fully described in the prospectus. Unless the context indicates or otherwise requires, all share numbers and share price data included in this prospectus have been adjusted to give effect to the Reverse Stock Split.

This prospectus includes trademarks, service marks and trade names owned by us, our subsidiary DERMAdoctor, LLC, or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

Unless the context indicates otherwise in this prospectus, the terms “NovaBay,” the “Company,” “we,” “our” or “us” in this prospectus refer to NovaBay Pharmaceuticals, Inc.

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you or that you need to consider in making your investment decision. You should carefully read the entire prospectus, including any applicable prospectus supplement, especially the “Risk Factors” section beginning on page 6 of this prospectus and the risks under similar headings in other documents and filings that are incorporated by referenced into this prospectus, our financial statements, the exhibits to the registration statement of which this prospectus forms a part and other information incorporated by reference in this prospectus before deciding to invest in our Common Stock. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

About NovaBay

NovaBay develops and sells scientifically-created and clinically proven eyecare, skincare and wound care products.

Eyecare:

Our leading product, Avenova® Antimicrobial Lid and Lash Solution (“Avenova Spray”), is proven in laboratory testing to have broad antimicrobial properties as it removes foreign material including microorganisms and debris from the skin around the eye, including the eyelid. Avenova Spray is formulated with our proprietary, stable and pure form of hypochlorous acid and is cleared by the U.S. Food and Drug Administration for sale in the United States. Avenova Spray is available direct to consumers primarily through online distribution channels and is also available by prescription and dispensed by eyecare professionals for blepharitis and dry-eye disease. Other eyecare products offered under the Avenova eyecare brand include Novawipes by Avenova, Avenova Lubricant Eye Drops, Avenova Moist Heating Eye Compress, the i-Chek eyelid and eyelash mirror by Avenova, and the Eye Health Support Oral Supplement with MaquiBright.

Skincare:

Through our subsidiary DERMAdoctor, LLC (“DERMAdoctor”), we offer over 30 dermatologist-developed products targeting common skin concerns, ranging from aging and blemishes to dry skin, perspiration and keratosis pilaris. DERMAdoctor branded products are marketed and sold through the DERMAdoctor website, well-known traditional and digital beauty retailers, and a network of international distributors. We acquired DERMAdoctor in November 2021, and since completing the DERMAdoctor Acquisition we have been working to integrate and expand the DERMAdoctor business in order to achieve strategic objectives that we expected by completing this acquisition, including revenue growth, cost reductions and achieving overall profitability. We did not achieve these objectives in fiscal 2022, as DERMAdoctor’s product revenue declined in 2022 compared to 2021, while operating costs relating to these products remained substantially the same. We are working to achieve our overall objectives, as well as continuing to evaluate additional strategies for our Company and its business to address our capital and liquidity needs.

Wound Care:

We also manufacture and sell our proprietary form of hypochlorous acid for the wound care market through our NeutroPhase and PhaseOne branded products. NeutroPhase and PhaseOne are used for cleansing and irrigation as part of surgical procedures, as well as treating certain wounds, burns, ulcers and other injuries. We currently sell these products through distributors.

The Shares and the 2021 Private Placement and the 2022 Private Placement

This prospectus relates to the resale, from time to time, of up to 7,863,570 Shares by the Selling Stockholders. These Shares reflect an increase in the number of shares of Common Stock underlying the Series B Preferred Stock and Series C Preferred Stock due to the effect of an anti-dilution adjustment of the conversion price of the Series B Preferred Stock and Series C Preferred Stock that occurred in connection with entering into the 2023 Private Placement on April 27, 2023. The Series B Certificate of Designation and the Series C Certificate of Designation provide for anti-dilution protections in the event that the Company grants any right to reprice any Company security or issue a new Company security that would entitle the holder to acquire Common Stock at an effective price per share that is lower than the conversion price of the Series B Preferred Stock and the Series C Preferred Stock, which is referred to as “full-ratchet” anti-dilution protection. As a result of entering into the 2023 Private Placement, the Debentures and the 2023 Warrants were to be sold at an effective price per share below the conversion price of the Series B Preferred Stock and the Series C Preferred Stock, and the anti-dilution protections as set forth in the Series B Certificate of Designation and the Series C Certificate of Designation were both triggered, resulting in the conversion price of each share of Series B Preferred Stock and Series C Preferred Stock, which were both convertible at a conversion price of $6.30 into 159 shares of Common Stock, to be automatically adjusted downward to now be convertible at a conversion price of $1.30 into 770 shares of Common Stock. At the time this conversion price reduction was effective it resulted in an additional 7,099,820 shares of Common Stock underlying the 11,620 shares of Series B Preferred Stock that were outstanding and 763,750 shares of Common Stock underlying the 1,250 shares of Series C Preferred Stock that were outstanding. The other powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series B Preferred Stock and the Series C Preferred Stock, including the full- ratchet and other anti-dilution protections, are set forth in the Series B Certificate of Designation and the Series C Certificate of Designation. For additional information, see the section entitled “Description of Capital Stock”.

In connection with the 2021 Private Placement and the 2022 Private Placement, we entered into the Series B Registration Rights Agreement and the Series C Registration Rights Agreement, respectively. These registration rights agreements provide for us to register the shares of Common Stock underlying the Series B Preferred Stock and the Series C Preferred Stock, including those shares that become issuable as a result of an anti-dilution adjustment to the conversion price of the Preferred Stock, such as occurred in connection with the 2023 Private Placement. Accordingly, we are registering the offer and sale of the Shares by the Selling Stockholders pursuant to the terms and conditions of the Registration Rights Agreements. For additional information, see the section entitled “Description of Capital Stock”.

Recent Developments

2023 Private Placement

On April 27, 2023, we entered into a Securities Purchase Agreement (the “2023 Securities Purchase Agreement”) with certain existing accredited institutional investors (the “2023 Purchasers”) that provided for the issuance and sale in the 2023 Private Placement of (i) the Debentures, which may be converted or redeemed into up to an aggregate of 2,538,464 shares of Common Stock (the “Conversion Shares”), (ii) the 2023 Long-Term Warrants, which are exercisable for up to an aggregate of 2,538,464 shares of Common Stock, and (iii) the 2023 Short-Term Warrants, which are exercisable for up to an aggregate of 2,538,464 shares of Common Stock. The closing of the 2023 Private Placement occurred on May 1, 2023 (the “2023 Private Placement Closing”), and we received gross proceeds of approximately $3.0 million, before deducting placement agent fees and other offering expenses. In connection with the 2023 Private Placement Closing, Common Stock purchase warrants that the Company previously issued to the 2023 Purchasers and to other existing investors in prior private placements and warrant reprice transactions were amended to lower the exercise price from $6.30 per share to $1.50 per share pursuant to Warrant Amendment Agreements entered into in connection with the 2023 Private Placement Closing.

Due to the number of shares of Common Stock that may be issued upon conversion or redemption of the Debentures and the exercise of the 2023 Warrants, the Company is required to obtain stockholder approval for the issuance of these shares of common stock in accordance with Section 713(a) and 713(b) of the NYSE American Company Guide (the “Stockholder Approval”). Until the Stockholder Approval is obtained, the conversion of the Debentures by the holders into shares of Common Stock is currently limited to a holder’s pro rata share of 19.99% of the Company’s outstanding shares of Common Stock, or into an aggregate of 438,669 shares of Common Stock (the “Issuable Maximum”), and none of the 2023 Warrants will be exercisable until the Stockholder Approval is obtained. The Company is seeking the Stockholder Approval at its 2023 Annual Meeting of Stockholders on June 9, 2023.

Financial Outlook—Going Concern

In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 11, 2023 (the “First Quarter Form 10-Q”), as well in our previous periodic reports filed with the SEC, we reported, based primarily on the funds available on March 31, 2023 and the 2023 Private Placement, the Company believes that the its existing cash and cash equivalents and cash flows generated from product sales will be sufficient to fund its existing operations and meet its planned operating expenses into at least the second quarter of 2024. We also reported that we sustained operating losses for the majority of our corporate history and expect that our 2023 expenses will exceed our 2023 revenues, as we continue to invest in both Avenova and DERMAdoctor commercialization efforts. Additionally, we expect to continue incurring operating losses and negative cash flows until revenues reach a level sufficient to support ongoing growth and operations. Accordingly, as reported in the First Quarter Form 10-Q, we have determined that our planned operations raise substantial doubt about our ability to continue as a going concern. In addition, we also noted that changing circumstances may cause us to expend cash significantly faster than currently anticipated, and we may need to spend more cash than currently expected because of circumstances beyond our control that impact the broader economy such as periods of inflation, supply chain issues, the continuation of the COVID-19 pandemic and international conflicts.

Additional Information

For additional information related to and a more complete description of our business and operations, financial condition, results of operations and other important information about our Company, including the recent developments, please refer to the reports and other filings incorporated by reference in this prospectus, including our most recent Annual Report on Form 10-K (the “Annual Report”) for the year ended December 31, 2022, the First Quarter Form 10-Q and our other Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, as described in this prospectus under the caption “Incorporation of Certain Documents by Reference”.

Company Information

NovaBay was incorporated under the laws of the State of California on January 19, 2000, as NovaCal Pharmaceuticals, Inc. It had no operations until July 1, 2002, on which date it acquired all of the operating assets of NovaCal Pharmaceuticals, LLC, a California limited liability company. In February 2007, it changed its name from NovaCal Pharmaceuticals, Inc. to NovaBay Pharmaceuticals, Inc. In June 2010, the Company changed the state in which it was incorporated and is now incorporated under the laws of the State of Delaware.

Our corporate address is 2000 Powell Street, Suite 1150, Emeryville, California 94608, and our telephone number is (510) 899-8800. Our website address is www.novabay.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus. Our website address is included in this document as an inactive textual reference only.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should consider carefully the risk factors described below, and all other information and documents contained in or incorporated by reference in this prospectus (as supplemented and amended), including the risks described under the caption “Risk Factors” in the Annual Report, the First Quarter Form 10-Q and any future Quarterly Reports on Form 10-Q and other filings that we make with the SEC, including those incorporated by reference herein, before deciding whether to buy our Common Stock. The risks described in this prospectus or incorporated by reference into this prospectus are not the only ones we face, but those that we consider to be material. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of the following risks actually occur, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the market price of our Common Stock to decline, and you could lose all or part of your investment. Please also read carefully the section below entitled “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including, but not limited to, statements that are based upon management’s current expectations, assumptions, estimates, projections and beliefs, including statements about the commercial progress and future financial performance of the Company. These statements relate to future events or to our future operating or financial performance and involve risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

The use of words such as, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” and similar words or expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding our ability to comply with the continued listing standards of the NYSE American, the financial and business impact and effect of our recent financing transactions, and any future revenue that may result from selling the Company’s products, as well as the Company’s expected future financial results and ability to continue as a going concern. These statements involve risks, uncertainties and other factors that may cause actual results or achievements to be materially different and adverse from those expressed in or implied by these forward-looking statements.

We discuss in greater detail many of these risks under the heading “Risk Factors” contained in this prospectus or otherwise described in our filings with the SEC, including our Annual Report on Form 10-K, in our subsequently filed Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC, which are incorporated by reference into this prospectus in their entirety. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should read this prospectus together with the documents we have filed with the SEC that are incorporated by reference completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

USE OF PROCEEDS

The Shares covered by this prospectus are the 7,863,570 additional shares of Common Stock that became issuable upon conversion of the Series B Preferred Stock and Series C Preferred Stock outstanding when the Company entered into the 2023 Private Placement and the anti-dilution adjustment became effective reducing the conversion price of the Series B Preferred Stock and the Series C Preferred Stock. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. We will bear the costs, expenses and fees in connection with the registration of the Shares. The Selling Stockholders will each bear all commissions and discounts, if any, attributable to their respective sales of the Shares.

MARKET FOR OUR COMMON STOCK

Market Information

Our Common Stock is listed on the NYSE American, under the symbol “NBY.”

Holders

As of May 24, 2023, we had 4,209,534 shares of Common Stock outstanding and there were approximately 116 holders of record of our Common Stock. This figure does not reflect persons or entities that hold their stock in nominee or “street” name through various brokerage firms. As of May 24, 2023, we have 9,156 shares of Series B Preferred Stock that were issued in the 2021 Private Placement that are outstanding, 1,097 shares of Series C Preferred Stock that were issued in the 2022 Private Placement that are outstanding, and no other preferred stock outstanding as of the date of this prospectus.

DIVIDEND POLICY

We have not paid cash dividends on our Common Stock since our inception. We currently expect to retain earnings primarily for use in the operation and expansion of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the Board of Directors deems relevant.

PRINCIPAL STOCKHOLDERS

The following table indicates information as of May 24, 2023 regarding the beneficial ownership of our Common Stock by:

●	each person who is known by us to beneficially own more than five percent (5%) of our securities;

●	our current executive officers;

●	each of our directors; and

●	all of our directors and executive officers as a group.

The percentage of shares beneficially owned is based on 4,209,534 shares of Common Stock outstanding as of May 24, 2023. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them and no shares are pledged.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of Class
Beneficial Owners Holding More Than 5%

Hudson Bay Master Fund Ltd. (2)	225,909	5.1%
c/o Hudson Bay Capital Management LP
28 Havemeyer Place, 2nd Floor
Greenwich, CT 06830

Armistice Capital, LLC (3)	191,826	4.6%
510 Madison Avenue, 7th Floor
New York, New York 10022

Pioneer Pharma (Hong Kong) Company Ltd. (“Pioneer Hong Kong”) (4)	148,241	3.5%
682 Castle Peak Road
Lai Chi Kok, Kowloon, Hong Kong

Executive Officers and Directors
Justin M. Hall, Esq. (5)	17,193	*
Tommy Law (6)	599	*
Audrey Kunin, M.D. (7)	2,143	*
Jeff Kunin, M.D. (8)	2,143	*
Paul E. Freiman, Ph.D. (9)	5,182	*
Julie Garlikov (10)	858	*
Swan Sit (11)	2,288	*
Mijia (Bob) Wu, M.B.A. (12)	3,296	*
Yenyou (Jeff) Zheng, Ph.D. (13)	2,288	*
Yongxiang (Sean) Zheng (14)	858	*
All directors and executive officers as a group (10 persons)	34,705	*

*	Less than one percent (1%).

(1)

The address for each director and officer of NovaBay listed is c/o NovaBay Pharmaceuticals, Inc., 2000 Powell Street, Suite 1150, Emeryville, CA 94608. Number of shares beneficially owned and percent of class is calculated in accordance with SEC rules. A beneficial owner is deemed to beneficially own shares the beneficial owner has the right to acquire within 60 days of May 24, 2023. For purposes of calculating the percent of class held by a single beneficial owner, the shares that such beneficial owner has the right to acquire within 60 days of May 24, 2023 are also deemed to be outstanding; however, such shares are not deemed to be outstanding for purposes of calculating the percentage ownership of any other beneficial owner.

(2)

Based upon information contained in Amendment No. 1 to the Schedule 13G filed by Hudson Bay Capital Management LP and Sander Gerber with the SEC on February 10, 2023, Hudson Bay Capital Management LP beneficially owned 225,909 shares of Common Stock issuable upon the exercise of certain warrants and/or conversion of shares of convertible preferred stock as of December 31, 2022, with shared voting and dispositive power of all shares and sole voting and dispositive power of no shares.

(3)

Based upon information contained in the Schedule 13G filed by Armistice Capital, LLC and Steven Boyd with the SEC on February 14, 2023, Armistice Capital, LLC beneficially owned 191,826 shares of Common Stock as of December 31, 2022, with shared voting and dispositive power of all shares and sole voting and dispositive power of no shares.

(4)

Based upon information contained in the Schedule 13D/A filed by Pioneer Hong Kong and China Pioneer Pharma Holdings Limited, the parent company of Pioneer Hong Kong, with the SEC on January 13, 2017, Pioneer Hong Kong beneficially owned 148,241 shares of Common Stock (as adjusted for the Reverse Stock Split) as of December 9, 2016, with shared voting and dispositive power of all shares and sole voting and dispositive power of no shares.

(5)

Consists of (i) 2,377 shares of Common Stock held directly by Mr. Hall and (ii) 14,816 shares issuable upon the exercise of outstanding options which are exercisable as of May 24, 2023 or within 60 days after such date. Does not include 14,286 performance restricted stock units granted to Mr. Hall on May 4, 2021 that will vest based on the achievement of three performance goals at the end of a three-year performance period ending December 31, 2023.

(6)	Consists of 599 shares of Common Stock issuable upon exercise of outstanding options which are exercisable as of May 24, 2023 or within 60 days after such date.

(7)

Consists of 2,143 shares of Common Stock issuable upon exercise of outstanding options which are exercisable as of May 24, 2023 or within 60 days after such date. Does not include 8,572 performance restricted stock units granted to Dr. Audrey Kunin on November 8, 2021 that will vest based on the achievement of three performance goals at the end of a three year performance period ending December 31, 2023.

(8)

Consists of 2,143 shares of Common Stock issuable upon exercise of outstanding options which are held by Dr. Jeff Kunin’s spouse, Dr. Audrey Kunin, and exercisable as of May 24, 2023 or within 60 days after such date.

(9)

Consists of (i) 67 shares of Common Stock held by the Paul Freiman and Anna Mazzuchi Freiman Trust, of which Dr. Freiman and his spouse are trustees (with sole voting power over 18 shares, shared voting power over 31 shares, sole investment power over no shares and shared investment power over 49 shares); (ii) 1,716 shares of Common Stock held directly by Dr. Freiman; and (iii) 3,399 shares of Common Stock issuable upon exercise of outstanding options which are exercisable as of May 24, 2023 or within 60 days after such date.

(10)	Consists of 858 shares of Common Stock held directly by Ms. Garlikov.

(11)

Consists of (i) 1,716 shares of Common Stock held directly by Ms. Sit and (ii) 572 shares issuable upon exercise of outstanding options which are exercisable as of May 24, 2023 or within 60 days after such date.

(12)

Consists of (i) 1,716 shares of Common Stock held directly by Mr. Wu and (ii) 1,580 shares of Common Stock issuable upon exercise of outstanding options which are exercisable as of May 24, 2023 or within 60 days after such date. As Non-Executive Director of China Pioneer, the parent company of Pioneer Hong Kong, Mr. Wu disclaims beneficial ownership of the shares of the Common Stock held by China Pioneer Pharma and Pioneer Hong Kong.

(13)

Consists of (i) 1,716 shares of Common Stock held directly by Dr. Jeff Zheng and (ii) 572 shares of Common Stock issuable upon exercise of outstanding options which are exercisable as of May 24, 2023 or within 60 days after such date.

(14)	Consists of 858 shares of Common Stock held directly by Mr. Sean Zheng.

DESCRIPTION OF CAPITAL STOCK

Overview

Our authorized capital stock currently consists of 150,000,000 shares of Common Stock with a $0.01 par value per share, and 5,000,000 shares of preferred stock with a $0.01 par value per share. A description of material terms and provisions of the Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and our Bylaws, as amended and restated (“Bylaws”), affecting the rights of holders of the Company’s capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, which are available in our filings with the SEC. As of May 24, 2023, there were (i) 4,209,534 shares of Common Stock outstanding; (ii) of the 15,000 shares of Series B Preferred Stock initially issued in the 2021 Private Placement, there are 9,156 shares of Series B Preferred Stock that have not been converted and are outstanding; and (iii) of the 3,250 shares of Series C Preferred Stock initially issued in the 2022 Private Placement, there are 1,097 shares of Series C Preferred Stock that have not been converted and remain outstanding.

On November 15, 2022, we effected the Reverse Stock Split. The Reverse Stock Split resulted in combining every thirty-five (35) shares of Common Stock outstanding or held in treasury into one (1) share of Common Stock. The Reverse Stock Split did not reduce the number of authorized shares of Common Stock or authorized shares of preferred stock or change the par values of our Common Stock or preferred stock, both of which remain at $0.01 per share. The Company did not issue fractional shares of Common Stock and instead issued an additional whole share of Common Stock to all holders that would otherwise have received a fractional share. Except for adjustments resulting from the treatment of fractional shares, each stockholder continued to hold the same percentage of our outstanding Common Stock immediately following the Reverse Stock Split becoming effective as such stockholder held immediately prior to the Reverse Stock Split.

Common Stock

Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available if the Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board of Directors may determine.

Voting rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Our Certificate of Incorporation does not provide for the right of stockholders to cumulate votes for the election of directors. Our Certificate of Incorporation establishes a classified Board of Directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights. Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that NovaBay may designate and issue in the future.

Right to receive liquidation distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to holders of our Common Stock are distributable ratably among the holders of our Common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential or pari passu rights and payment of liquidation preferences, if any, on any outstanding shares of our preferred stock, including the Series B Preferred Stock and the Series C Preferred Stock.

The rights of the holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of the Series B Preferred Stock and the Series C Preferred Stock, as described below, and any other preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of the Certificate of Incorporation, the Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series without stockholder approval. Other than the Series B Preferred Stock and the Series C Preferred Stock, we do not currently have any shares of preferred stock issued and outstanding.

Our Certificate of Incorporation authorized the Board of Directors, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. The Board of Directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock, while providing flexibility in connection with financings, possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control of the Company, may adversely affect the market price of our Common Stock and the voting and other rights of the holders of Common Stock, and may reduce the likelihood that stockholders will receive dividend payments and payments upon liquidation.

Series B Non-Voting Convertible Preferred Stock

On November 2, 2021, we closed the 2021 Private Placement and we issued and sold 15,000 shares of the Series B Preferred Stock, all of which were convertible into shares of Common Stock at the election of the holders of the Series B Preferred Stock, subject to the beneficial ownership limitation described below. Of the 15,000 shares of Series B Preferred Stock originally issued and sold in the 2021 Private Placement, 9,156 shares of Series B Preferred Stock have not been converted and remain outstanding. In accordance with the Series B Certificate of Designation, the stated value of each share of the Series B Preferred Stock is $1,000 with a current per share conversion price of $1.30 into 770 shares of Common Stock, or an aggregate of 7,050,120 shares of Common Stock upon conversion of all outstanding Series B Preferred Stock. The current conversion price of the Series B Preferred Stock reflects adjustments since its initial issuance as a result of the Reverse Stock Split and the anti-dilution adjustments that have occurred pursuant to the Series B Certificate of Designation as a result of (i) the lower conversion price of the Series C Preferred Stock and exercise price of the short-term Series A-1 Common Stock purchase warrants and the long-term Series A-2 Common Stock purchase warrants (collectively, the “2022 Warrants”) that were issued in the 2022 Private Placement, which Series C Preferred Stock conversion price and exercise price of the 2022 Warrants were the same as the amended exercise prices of certain previously issued Common Stock purchase warrants and the Reprice Warrants (defined and discussed below) that were issued in connection with the 2022 Warrant Reprice Transaction (as defined and discussed below), and (ii) the lower conversion price of the Debentures and the exercise price of the 2023 Warrants that were issued in the 2023 Private Placement. The following is a summary of the terms of the Series B Preferred Stock, which is qualified in its entirety by the Series B Certificate of Designation that is filed as an exhibit to our Annual Report and which is incorporated into this prospectus by reference.

Rank

The Series B Preferred Stock ranks as to dividends or distributions of assets upon our liquidation, dissolution or winding up, whether voluntarily or involuntarily, as follows:

●	on par with our Common Stock and our Series C Preferred Stock;

●	senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to the Series B Preferred Stock; and

●	junior to any class or series of our capital stock hereafter created specifically ranking by its terms senior to the Series B Preferred Stock.

Conversion Limitation

The Series B Preferred Stock is subject to a limitation upon conversion of the Series B Preferred Stock to the extent that, after giving effect to such conversion, the holder of such Series B Preferred Stock (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own Common Stock in excess of the Beneficial Ownership Limitation (or 4.99% or 9.99% of the outstanding Common Stock) as set forth in the Series B Certificate of Designation. Any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% of the total number of shares of Common Stock then issued and outstanding provided that such increase in percentage shall not be effective until sixty-one days after notice to us.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, holders of Series B Preferred Stock are entitled to receive the same amount as a holder of Common Stock.

Voting Rights

Shares of Series B Preferred Stock generally have no voting rights, except as required by law and except that the consent of the majority of holders of the outstanding Series B Preferred Stock is required to: (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Series B Certificate of Designation, (ii) amend our Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of Preferred Stock, (iii) increase the number of authorized shares of Preferred Stock, and (iv) enter into any agreement with respect to any of the foregoing.

Dividends

Holders of Series B Preferred Stock are entitled to receive, and we are required to pay, dividends on shares of the Series B Preferred Stock equal (on an as if converted to Common Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. The Series B Preferred Stock is not entitled to any other dividends.

Redemption

We are not obligated to redeem or repurchase any shares of Series B Preferred Stock. Shares of Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Listing

There is no established public trading market for the Series B Preferred Stock, and the Series B Preferred Stock has not been listed on any national securities exchange or trading system.

Dilution Protection

In the event we, at any time after the first date of issue of the Series B Preferred Stock and while at least one share of Series B Preferred Stock is outstanding: (i) pays a dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by us upon conversion of the Series B Preferred Stock or any debt securities), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of Common Stock any shares of our capital stock, then, in each case, the conversion price of the Series B Preferred Stock shall be adjusted as provided in the Series B Certificate of Designation. Any adjustment made pursuant to the Series B Certificate of Designation shall become effective immediately after the effective date of the applicable event described in subsections (i) through (iv) above. In addition, in the event that we or any of our subsidiaries, as applicable, at any time while the Series B Preferred Stock is outstanding sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or any of our securities or any of our subsidiaries which would entitle the holder thereof to acquire at any time Common Stock at an effective price per share that is lower than the then conversion price of the Series B Preferred Stock, then the conversion price of the Series B Preferred Stock will be reduced to such lower price; this protection afforded the holder of the Series B Preferred Stock is referred to as a “full-ratchet” anti-dilution protection. This full-ratchet anti-dilution protection is subject to termination as provided in the Series B Certificate of Designation upon the earlier of: (x) our Common Stock achieving an average trading price during any 10 days during a 30-consecutive trading day period that exceeds $35.00 (such dollar amount having been adjusted to reflect the Reverse Stock Split, and which is subject to further adjustment for future stock splits, recapitalizations, stock dividends and other similar adjustments) and the trading volume during such period exceeds $500,000 per trading day; provided that the Initial Series B Registration Statement and the registration statement registering the resale of the Common Stock underlying the warrants issued in the 2021 Private Placement both remain effective during this measurement period; or (y) 75% of the Series B Preferred Stock issued having been converted. The holders of Series B Preferred Stock do not have any preemptive rights as a result of their ownership of Series B Preferred Stock.

Fundamental Transactions

If, at any time that shares of Series B Preferred Stock were outstanding, we effected a merger, a sale of substantially all assets or engage in another type of change of control transaction, as described in the Series B Certificate of Designation and referred to as a “Fundamental Transaction”, then a holder of Series B Preferred Stock would have the right to receive, upon any subsequent conversion of a share of Series B Preferred Stock (in lieu of shares of Common Stock) for each issuable conversion share, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of Common Stock. In connection with a Fundamental Transaction, the holders of Series B Preferred Stock may instead receive in exchange for their shares of Series B Preferred Stock a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series B Preferred Stock, which is convertible for a corresponding number of shares of capital stock of such successor entity equivalent to the shares of Common Stock upon conversion of the Series B Preferred Stock and with a conversion price consistent with the conversion price of the Series B Preferred Stock then currently in effect. If we are not the surviving entity in any such fundamental transaction, then it shall cause any successor entity to assume in writing all of the obligations of the Company under the Series B Certificate of Designation, the 2021 Securities Purchase Agreement, the Series B Registration Rights Agreement and the 2021 Warrants in accordance with the provisions of the Series B Certificate of Designation.

Series B Registration Rights Agreement

In connection with the 2021 Private Placement, we entered into the Series B Registration Rights Agreement with the 2021 Purchasers that provided for the resale of the shares of Common Stock underlying the Series B Preferred Stock and the shares of Common Stock underlying the Common Stock purchase warrants issued in the 2021 Private Placement (the “2021 Warrants”), which, as a result of our warrant reprice transaction of previously issued Common Stock purchase warrants held by the Selling Stockholders and other warrant holders that was completed on September 9, 2022 (the “2022 Warrant Reprice Transaction”), were amended and repriced and are referred to as the “2021 Amended Warrants.” Pursuant to the terms of the Series B Registration Rights Agreement, we initially registered, on behalf of the 2021 Purchasers, the shares of Common Stock underlying the Series B Preferred Stock for resale on the Initial Series B Registration Statements and also registered for resale on a separate registration statement on Form S-1 the shares of Common stock underlying the 2021 Warrants. We also filed an additional registration statement on Form S-1, on behalf of the 2021 Purchasers, that registered for resale the additional shares of Common Stock that became issuable upon conversion of the Series B Preferred Stock as a result of an anti-dilution adjustment to the conversion price of the Series B Preferred Stock that occurred as a result of the completion of the 2022 Private Placement and the 2022 Warrant Reprice Transaction. We are filing this registration statement on Form S-1, on behalf of the Selling Stockholders who were also 2021 Purchasers, to register for resale the additional shares of Common Stock that became issuable upon conversion of the Series B Preferred Stock as a result of an anti-dilution adjustment to the conversion price of the Series B Preferred Stock that occurred as a result of entering into the transactions contemplated by the 2023 Private Placement, in which we issued the Debentures and the 2023 Warrants at an effective price per share that was lower than the conversion price at such time of the Series B Preferred Stock. The Series B Registration Rights Agreement provides for payment of liquidated damages to the 2021 Purchasers that are a party to the agreement in the event we are not able to perform our obligations with respect to registering the Common Stock. In addition, pursuant to the Series B Registration Rights Agreement, we also agreed, among other things, to indemnify the 2021 Purchasers, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the 2021 Purchaser(s), and any underwriting discounts and selling commissions) incident to our obligations under the Series B Registration Rights Agreement. For additional information regarding the Series B Registration Rights Agreement, see a copy of the Series B Registration Rights Agreement that is filed as an exhibit to our Annual Report and  is incorporated into this prospectus by reference.

Series C Non-Voting Convertible Preferred Stock

On November 18, 2022, we closed the 2022 Private Placement and issued and sold pursuant to the terms of the 2022 Securities Purchase Agreement units consisting of (i) 3,250 shares of Series C Preferred Stock and (ii) the 2022 Warrants, which are exercisable for 1,031,752 shares of Common Stock. At the time of issuance, all of the Series C Preferred Stock were convertible into shares of Common Stock at the election of the holders of the Series C Preferred Stock, subject to the beneficial ownership limitation described below. Of the 3,250 shares of Series C Preferred Stock originally issued and sold in the 2022 Private Placement, 1,097 of these shares remain outstanding as of the date of this prospectus. In accordance with the Series C Certificate of Designation, the stated value of each share of the Series C Preferred Stock is $1,000 with a current per share conversion price of $1.30 into 770 shares of Common Stock, or an aggregate of 844,690 shares of Common Stock upon conversion of all outstanding Series C Preferred Stock. The current conversion price of the Series C Preferred Stock reflects an anti-dilution adjustment that occurred pursuant to the Series C Certificate of Designation as a result of entering into the transactions contemplated by the 2023 Private Placement, in which we issued the Debentures and the 2023 Warrants at an effective price per share that was lower than the conversion price at such time of the Series C Preferred Stock. The following is a summary of the terms of the Series C Preferred Stock, which is qualified in its entirety by the Series C Certificate of Designation that is filed as an exhibit to our Annual Report and is incorporated into this prospectus by reference.

Rank

The Series C Preferred Stock ranks as to dividends or distributions of assets upon our liquidation, dissolution or winding up, whether voluntarily or involuntarily, as follows:

●	on par with our Common Stock and our Series B Preferred Stock;

●	senior to any class or series of our capital stock hereafter created specifically ranking by its terms junior to the Series C Preferred Stock; and

●	junior to any class or series of our capital stock hereafter created specifically ranking by its terms senior to the Series C Preferred Stock.

Conversion Limitation

The Series C Preferred Stock is subject to a limitation upon conversion of the Series C Preferred Stock to the extent that, after giving effect to such conversion, the holder of such Series C Preferred Stock (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own Common Stock in excess of the Beneficial Ownership Limitation (or 4.99% or 9.99% of the outstanding Common Stock) as set forth in the Series C Certificate of Designation. Any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% of the total number of shares of Common Stock then issued and outstanding provided that such increase in percentage shall not be effective until sixty-one days after notice to us.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, holders of Series C Preferred Stock are entitled to receive the same amount as a holder of Common Stock.

Voting Rights

The holders of shares of the Series C Preferred Stock generally will have no voting rights, except as required by law, and except that the consent of the majority of holders of the outstanding Series C Preferred Stock would be required to: (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Series C Certificate of Designation, (ii) amend the Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series C Preferred Stock, (iii) increase the number of authorized shares of Series C Preferred Stock, and (iv) enter into any agreement with respect to any of the foregoing.

Dividends

The Holders of the Series C Preferred Stock will be entitled to receive, and the Company will be required to pay, dividends on shares of the Series C Preferred Stock equal (on an as if converted to Common Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. The Series C Preferred Stock will not be entitled to any other dividends.

Dilution Protection

In the event the Company, at any time after the closing date of the 2022 Private Placement and while at least one share of Series C Preferred Stock is outstanding: (i) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of the Series C Preferred Stock or payment of a dividend on the Series C Preferred Stock); (ii) subdivides outstanding shares of Common Stock into a larger number of shares; (iii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (iv) issues by reclassification of shares of Common Stock any shares of capital stock of the Company, then in each case the conversion price of the Series C Preferred Stock will be adjusted as provided in the Series C Certificate of Designation. Any adjustment made pursuant to the Series C Certificate of Designation will become effective immediately after the effective date of the applicable event described in subsections (i) through (iv) above. In addition, if the Company at any time while the Series C Preferred Stock is outstanding, but prior to the Ratchet Termination Date (as defined in the Series C Certificate of Designation) sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or any securities of the Company or any of its subsidiaries that would entitle the holder thereof to acquire Common Stock at an effective price per share that is lower than the then conversion price of the Series C Preferred Stock, then the conversion price of the Series C Preferred Stock will be reduced to such lower price, which is referred to as a “full-ratchet” anti-dilution protection. This full-ratchet anti-dilution protection is subject to termination as provided in the Series C Certificate of Designation upon the earlier of: (a) the Common Stock achieving an average trading price of 250% of the conversion price during any 10 days during a 30-consecutive trading day period and (b) 75% of the Series C Preferred Stock issued on the original issue date has been converted. The holders of Series C Preferred Stock will not have any preemptive rights as a result of their ownership of Series C Preferred Stock.

Redemption

We are not obligated to redeem or repurchase any shares of Series C Preferred Stock. Shares of Series C Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Listing

There is no established public trading market for the Series C Preferred Stock, and the Series C Preferred Stock has not been listed on any national securities exchange or trading system.

Fundamental Transactions

If, at any time that shares of Series C Preferred Stock were outstanding, we effected a merger, a sale of substantially all assets or engage in another type of change of control transaction, as described in the Series C Certificate of Designation and referred to as a “Fundamental Transaction”, then a holder of Series C Preferred Stock would have the right to receive, upon any subsequent conversion of a share of Series C Preferred Stock (in lieu of shares of Common Stock) for each issuable conversion share, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of Common Stock. In connection with a Fundamental Transaction, the holders of Series C Preferred Stock may instead receive in exchange for their shares of Series C Preferred Stock a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series C Preferred Stock, which is convertible for a corresponding number of shares of capital stock of such successor entity equivalent to the shares of Common Stock upon conversion of the Series C Preferred Stock and with a conversion price consistent with the conversion price of the Series C Preferred Stock then currently in effect. If we are not the surviving entity in any such fundamental transaction, then it shall cause any successor entity to assume in writing all of the obligations of the Company under the Series C Certificate of Designation, the 2022 Securities Purchase Agreement, the 2022 Warrants and the Series C Registration Rights Agreement in accordance with the provisions of the Series C Certificate of Designation.

Series C Registration Rights Agreement

In connection with the 2022 Private Placement, we entered into the Series C Registration Rights Agreement with the 2022 Purchasers that provided for the resale of the shares of Common Stock underlying the Series C Preferred Stock and the shares of Common Stock underlying the 2022 Warrants issued in the 2022 Private Placement. Pursuant to the terms of the Series C Registration Rights Agreement, we initially registered, on behalf of the 2022 Purchasers, the shares of Common Stock underlying the Series C Preferred Stock and the 2022 Warrants for resale on the Initial Series C Registration Statement. We are filing this additional registration statement on Form S-1, on behalf of the Selling Stockholder who were also 2022 Purchasers, to register for resale the additional shares of Common Stock that became issuable upon conversion of the Series C Preferred Stock as a result of an anti-dilution adjustment to the conversion price of the Series C Preferred Stock that occurred as a result of entering into the 2023 Private Placement, in which we issued new securities entitling the holders thereof to acquire Common Stock at an effective price per share that is lower than the conversion price of the Series C Preferred Stock. The Series C Registration Rights Agreement provides for payment of liquidated damages to the 2022 Purchasers that are a party to the agreement in the event we are not able to perform our obligations with respect to registering the Common Stock. In addition, pursuant to the Series C Registration Rights Agreement, we also agreed to, among other things, indemnify the 2022 Purchasers, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the 2022 Purchaser(s), and any underwriting discounts and selling commissions) incident to our obligations under the Series C Registration Rights Agreement. For additional information regarding the Series C Registration Rights Agreement, see a copy of the Series C Registration Rights Agreement that is filed as an exhibit to our Annual Report and  is incorporated into this prospectus by reference.

2023 Securities Issued in the 2023 Private Placement

Debentures

The Debentures issued in the 2023 Private Placement have a term of 18 months from the date of the 2023 Private Placement Closing with a maturity date of November 1, 2024. The Debentures were issued at a 10% discount to the Selling Stockholders in the 2023 Private Placement, which resulted in us receiving in gross proceeds of $3.0 million. The Debentures are secured obligations of our Company and DERMAdoctor pursuant to the terms of the Security Agreement whereby the holders of the Debentures were granted a security interest, a lien upon and a right of set-off against all of our Company’s and DERMAdoctor’s assets as collateral security for the complete, timely payment, performance and discharge of the obligations under the Debentures. Additionally, DERMAdoctor executed a Subsidiary Guarantee, pursuant to which DERMAdoctor is a guarantor of the Company’s obligations owed to the Debenture holders.

The Debentures are convertible by the holder, in whole or in part, into shares of Common Stock at a conversion price equal to $1.30 per share, subject to limitations upon conversion, including until such time as the Stockholder Approval is obtained by the Company. As of the date of this prospectus, the aggregate number of shares of Common Stock issuable upon conversion or redemption of the Debentures is 2,538,464 Conversion Shares, which number of shares will be subject to reduction for conversions and redemptions of the Debentures and to customary antidilution adjustments. Until the Stockholder Approval, the Debenture holders may convert their Debentures only up to their pro rata share of an aggregate of 438,669 shares of Common Stock, which is 19.99% of outstanding shares of Common Stock immediately prior to the 2023 Private Placement Closing. The Debentures are subject to another limitation upon conversion into shares of Common Stock to the extent that, after giving effect to such conversion, the holder of a Debenture (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% or 9.99% of the outstanding Common Stock.

2023 Warrants

The 2023 Warrants have an exercise price equal to $1.30, subject to customary anti-dilution adjustments as provided in the 2023 Warrants. The 2023 Warrants, however, will not be exercisable into Warrant Shares unless and until Stockholder Approval is received. After Stockholder Approval, the 2023 Long-Term Warrants will be exercisable for a period of five (5) years thereafter and the 2023 Short-Term Warrants will be exercisable for a period of two (2) years thereafter. The 2023 Warrants will be exercisable for an aggregate of 5,076,928 Warrant Shares. The 2023 Warrants prohibit the exercise of such 2023 Warrants to the extent that, after giving effect to such exercise, the holder of such 2023 Warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% or 9.99% of the outstanding Common Stock. The 2023 Warrants do not have any preemptive rights or a preference upon any liquidation, dissolution or winding-up of the Company.

The 2023 Warrants do not have any preemptive rights or a preference upon any liquidation, dissolution or winding-up of NovaBay.

2023 Registration Rights Agreement

In connection with the 2023 Private Placement Closing, the Company entered into a Registration Rights Agreement, dated as of April 27, 2023 (the “2023 Registration Rights Agreement”) with the Selling Stockholders to register the Conversion Shares and the Warrant Shares. Pursuant to the terms of the 2023 Registration Rights Agreement, the Company agreed to file this registration statement with the Commission covering the resale of the Conversion Shares and the Warrant Shares no later than 30 days after the 2023 Private Placement Closing and to use best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than sixty (60) days (or ninety (90) days in certain circumstances) after the date of the Private Placement Closing. The Company’s failure to satisfy certain conditions and deadlines described in the 2023 Registration Rights Agreement may subject it to payment of certain liquidated damages.

For additional information about the terms of the 2023 Securities that we issued in the 2023 Private Placement please see the forms of such securities filed as exhibits to our Annual Report, which  are incorporated into this prospectus by reference.

Common Stock Warrants

2022 Warrant Reprice Transaction and Reprice Warrants

On September 9, 2022, we completed the 2022 Warrant Reprice Transaction. In connection with this transaction, the Company entered into Reprice Letter Agreements (“Reprice Letter Agreements”) with certain holders of Common Stock purchase warrants that were issued as part of our prior warrant reprice transaction that closed on July 23, 2020 (the “2020 Warrants”) and with all of the holders of the 2021 Warrants. The Reprice Letter Agreements provided for the 2020 Warrants and the 2021 Warrants held by Participants to be amended to reduce their respective exercise price to $6.30 (reflecting the adjustment as a result of our Reverse Stock Split) (the “Reduced Exercise Price”) and, in the case of the 2021 Warrants, extend the term of those warrants until September 11, 2028. The 2020 Warrants and the 2021 Warrants as so amended are referred to as the “2020 Amended Warrants” and the “2021 Amended Warrants”.

As part of the 2022 Warrant Reprice Transaction and pursuant to the Reprice Letter Agreements, certain participants elected to make a cash exercise of a portion or all of their respective 2021 Amended Warrants and 2020 Amended Warrants (the “Initial Exercise”). In connection with the Initial Exercise, the Company, in a private placement, for those participants that made an Initial Exercise each of them received a newly issued Common Stock purchase warrant that provided for the purchase of a number of shares of Common Stock equal to 100% of the shares of Common Stock received by such participant in their Initial Exercise (the “Reprice Warrants”). After issuance, the Reprice Warrants were exercisable for an aggregate of 327,860 shares of Common Stock at an exercise price equal to $6.30, which number of underlying shares and exercise price reflect the adjustment for the Reverse Stock Split and are subject to potential future adjustment. The Reprice Warrants are exercisable until they expire on September 11, 2028. The terms of the Reprice Warrants provide for a restriction upon exercise to the extent that, after giving effect to such exercise, the holder of the Reprice Warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% or 9.99% of outstanding Common Stock. The Reprice Warrants do not have any preemptive rights or a preference upon any liquidation, dissolution or winding-up of the Company.

In connection with the 2023 Private Placement, the exercise price of the Reprice Warrants and the 2021 Amended Warrants held by the 2023 Purchasers were reduced to $1.50 per share as discussed below.

Warrant Amendments in the 2023 Private Placement

As a condition to the closing of the 2023 Private Placement, each of the Selling Stockholders entered into a Warrant Amendment Agreement with the Company that provided for the Reprice Warrants, the 2022 Warrants and the 2021 Amended Warrants held by each Selling Stockholder to be amended to reduce the exercise price of their Reprice Warrants as well as their 2022 Warrants and 2021 Amended Warrants from $6.30 per share to $1.50 per share, which became effective as of the closing of the 2023 Private Placement. In addition, the Company entered into additional Warrant Amendment Agreements with one other existing investor that hold previously issued Common Stock purchase warrants, which was a condition for Mr. Fu and Pioneer Pharma (Hong Kong) Company Ltd. to enter into and deliver certain voting commitment letters to the Company.

Aggregate Outstanding Warrants

As of May 24, 2023, we had outstanding Common Stock purchase warrants (including the 2023 Warrants separately described above) to purchase an aggregate of 7,382,447 shares of Common Stock at a weighted average exercise price of $2.18 per share. With the exception of the 2023 Warrants, all such outstanding Common Stock purchase warrants are currently exercisable. The 2023 Warrants will not be exercisable unless and until we obtain the Stockholder Approval.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Our Certificate of Incorporation provides that the Board of Directors is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because holders of Common Stock do not have cumulative voting rights in the election of directors, stockholders holding a majority of the shares of Common Stock outstanding are able to elect all of our directors. The Board of Directors is able to elect a director to fill a vacancy created by the expansion of the Board of Directors or due to the resignation or departure of an existing board member. Our Certificate of Incorporation and Bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent, and that only the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders. In addition, our Bylaws include a requirement for the advance notice of nominations for election to the Board of Directors or for proposing matters that can be acted upon at a stockholders’ meeting. Our Certificate of Incorporation provides for the ability of the Board of Directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the Board of Directors, which rights could be senior to those of our Common Stock. The Certificate of Incorporation and Bylaws also provide that approval of at least 66-2/3% of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal the Bylaws, or repeal the provisions of our Certificate of Incorporation regarding the election of directors and the inability of stockholders to take action by written consent in lieu of a meeting.

The foregoing provisions make it difficult for holders of Common Stock to replace the Board of Directors. In addition, the authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of NovaBay.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

●	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder;

●

upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●

at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

Computershare Shareholder Services, Inc., located in Providence, Rhode Island, Providence County, is the transfer agent and registrar for our Common Stock and preferred stock in the United States and Computershare Investor Services, Inc., located in Toronto, Ontario, Canada, is the co-transfer agent and registrar for our Common Stock in Canada.

Listing on the NYSE American

Our Common Stock is listed on the NYSE American under the symbol “NBY.”

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the Selling Stockholders in this prospectus are those additional shares of Common Stock underlying the Series B Preferred Stock and Series C Preferred Stock that became issuable at the time the anti-dilution protections were triggered when the Company entered into the 2023 Private Placement, which is described in this prospectus under the heading “Recent Developments — 2023 Private Placement” and documents incorporated by reference into this prospectus. The table below lists the Selling Stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of Common Stock by each of the Selling Stockholders. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days.

The Series B Preferred Stock and Series C Preferred Stock currently held by the Selling Stockholders are convertible into shares of Common Stock. However, under the terms of the Series B Preferred Stock, as set forth in the Series B Certificate of Designation, and the Series C Preferred Stock, as set forth in the Series C Certificate of Designation, a Selling Stockholder may not convert their shares of Series B Preferred Stock to the extent such conversion would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock, which would exceed 4.99% or 9.99%, as applicable to such Selling Stockholder, of our then outstanding Common Stock following such conversion, excluding for purposes of such determination shares of Common Stock issuable upon conversion of such Series B Preferred Stock or Series C Preferred Stock, as the case may be, which have not been converted.

This prospectus generally covers the resale of the number of additional shares of Common Stock issuable to the Selling Stockholders upon conversion of the Series B Preferred Stock and Series C Preferred Stock that were outstanding at the time when the Company entered into the 2023 Private Placement, without regard to subsequent conversions that occurred, and based on the assumption that all of such Series B Preferred Stock and Series C Preferred Stock are converted in full, without regard to any limitations on conversion as of May 24, 2023. Because the conversion price and underlying shares of the Series B Preferred Stock and Series C Preferred Stock may be adjusted upon the occurrence of certain other events, the number of shares of Common Stock that will actually be issued upon conversion of the Series B Preferred Stock and Series C Preferred Stock in the future may be more or less than the number of shares being offered by this prospectus.

The name of each Selling Stockholder is set forth in the first column in the table below. The second column of the table lists of the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock, as of May 24, 2023, which assumes the full conversion of the shares of Series B Preferred Stock and Series C Preferred Stock and/or exercise of (i) the Reprice Warrants, (ii) the 2021 Amended Warrants and (iii) the 2022 Warrants that are held by the Selling Stockholder on that date, without regard to any applicable ownership limitations on the conversion and/or exercise of such securities. It does not include Common Stock underlying the Debentures that may be converted or redeemed into Common Stock or paid by us in cash or the 2023 Warrants from the 2023 Private Placement as the full conversion of the Debentures and the exercise of the 2023 Warrants is subject to Stockholder Approval, which has not yet been obtained. The third column lists the shares of Common Stock being offered by this prospectus by each Selling Stockholder. The fourth column assumes the sale of all of the shares offered by each Selling Stockholder pursuant to this prospectus, but does not assume the sale of any other securities listed in the table below  that each Selling Stockholder may beneficially own.

Percentage ownership is based on 4,209,534 shares of Common Stock outstanding as of May 24, 2023. The Selling Stockholders may sell all, some or none of their Shares in this offering that are received upon exercise of their Preferred Stock. For additional information, see the section entitled “Plan of Distribution.” This information in the table and the footnotes is based upon our review of public filings, our stockholder, option holder and warrant holder registers and information furnished to us by the Selling Stockholders. Based on this information, we believe that none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.

			Shares of Common Stock Owned After this Offering (2)(3)
Name of Selling Stockholder	Shares of Common Stock Owned Prior to this Offering (1)	Shares of Common Stock Being Offered by this Prospectus (2)	Number	Percentage
Altium Growth Fund, LP (4)	2,280,015	1,955,200	324,815	5.5%
Alpha Capital Anstalt (5)	2,757,415	2,334,020	423,395	6.1%
Bigger Capital Fund, LP (6)	1,151,852	916,500	235,352	4.4%
District 2 Capital Fund LP (7)	959,296	763,750	195,546	3.8%
FGP Protective Opportunity Master Fund SP (8)	1,728,876	1,160,900	567,976	9.6%
Hudson Bay Master Fund Ltd. (9)	968,920	733,200	235,720	4.6%
Total Number of Shares	9,846,374	7,863,570	1,982,804

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Includes 100% of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the Series C Preferred Stock at the current conversion price and exercise of the Reprice Warrants, the 2021 Amended Warrants and the 2022 Warrants as well as any other shares of Common Stock held as of May 24, 2023.

(2)

This column represents the maximum number of shares of Common Stock that may be issued to each Selling Stockholder upon exercise of the Reprice Warrants and are being offered by the Selling Stockholders in this prospectus. Pursuant to the Reprice Warrants, a Selling Stockholder may exercise its Reprice Warrants for shares of Common Stock if as a result of such exercise such Selling Stockholder, its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the Selling Stockholder’s for purposes of Section 13(d) of the Exchange Act, would beneficially own more than 4.99% of our Common Stock (or 9.99% if such Selling Stockholder elected for this limitation to apply or provided not less than 61 days’ prior notice to us of an increase to 9.99%).

(3)

Assumes, for each Selling Stockholder, the conversion in full of all shares of Series B Preferred Stock and Series C Preferred Stock held by such Selling Stockholder and the exercise of all Reprice Warrants, the 2021 Amended Warrants and the 2022 Warrants and the sale of all Shares offered by this prospectus.

(4)

Altium Growth Fund, LP’s ownership as of May 24, 2023 includes an aggregate of: (1) 1,386,000 shares of Common Stock issuable upon conversion of its 1,800 shares of Series B Preferred Stock; (2) 214,286 shares of Common Stock underlying its 2021 Amended Warrants; (3) 71,429 shares of Common Stock underlying its Reprice Warrants; and (4) 608,300 shares of Common Stock. The reported share ownership does not include shares of Common Stock underlying the Debentures that may be converted into Common Stock or paid by us in cash or the 2023 Warrants from the 2023 Private Placement as the full conversion of the Debentures and the exercise of the 2023 Warrants is subject to stockholder approval, which has not yet been obtained. Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP and Jacob Gottlieb disclaims beneficial ownership over these shares.

(5)

Alpha Capital Anstalt’s ownership as of May 24, 2023 includes an aggregate of: (1) 2,471,700 shares of Common Stock issuable upon conversion of its 3,210 shares of Series B Preferred Stock; (2) 71,429 shares of Common Stock underlying its Reprice Warrants; and (3) 214,286 shares of Common Stock underlying its 2021 Amended Warrants. The reported share ownership does not include shares of Common Stock underlying the Debentures that may be converted or redeemed into Common Stock or paid by us in cash or the 2023 Warrants from the 2023 Private Placement as the full conversion of the Debentures and the exercise of the 2023 Warrants is subject to stockholder approval, which has not yet been obtained. Nicola Feuerstein, Director of Alpha Capital Anstalt, has sole voting and dispositive power over the Company’s securities held by Alpha Capital Anstalt.

(6)

Bigger Capital Fund, LP’s ownership as of May 24, 2023 includes an aggregate of: (1) 616,000 shares of Common Stock issuable upon conversion of its 800 shares of Series B Preferred Stock; (2) 305,690 shares of Common Stock issuable upon conversion of its 397 shares of Series C Preferred Stock; (3) 158,732 shares of Common Stock underlying its 2022 Warrants; (4) 17,858 shares of Common Stock underlying its Reprice Warrants; and (5) 53,572 shares of Common Stock underlying its 2021 Amended Warrants. The reported share ownership does not include shares of Common Stock underlying the Debentures that may be converted or redeemed into Common Stock or paid by us in cash or the 2023 Warrants from the 2023 Private Placement as the full conversion of the Debentures and the exercise of the 2023 Warrants is subject to stockholder approval, which has not yet been obtained. Bigger Capital, LLC is the investment manager of Bigger Capital Fund, LP. Mr. Michael Bigger is a managing partner of Bigger Capital GP, LLC, which is the general partner of Bigger Capital Fund, LP, and has sole voting and investment power over the Company’s securities. Bigger Capital GP, LLC and Mr. Bigger may deemed to beneficially own the shares beneficially held by Bigger Capital Fund, LP.

(7)

District 2 Capital Fund LP's (“District 2 CF”) ownership as of May 24, 2023 includes an aggregate of: (1) 654,500 shares of Common Stock issuable upon conversion of its 850 shares of Series B Preferred Stock; (2) 154,000 shares of Common Stock issuable upon conversion of its 200 shares of Series C Preferred Stock; (3) 79,366 shares of Common Stock underlying its 2022 Warrants; (4) 17,858 shares of Common Stock underlying its Reprice Warrants; and (5) 53,572 shares of Common Stock underlying its 2021 Amended Warrants. The reported share ownership does not include shares of Common Stock underlying the Debentures that may be converted or redeemed into Common Stock or paid by us in cash or the 2023 Warrants from the 2023 Private Placement as the full conversion of the Debentures and the exercise of the 2023 Warrants is subject to stockholder approval, which has not yet been obtained. Bigger Capital Fund GP, LLC (“Bigger GP”) is a general partner of Bigger Capital Fund, LP (“Bigger Capital”) and District 2 Capital LP (“District 2”) is the investment manager of District 2 CF. Michael Bigger is the managing member of Bigger GP and District and District 2 Holdings LLC (“District 2 Holdings”), which is the managing member of District 2 GP LLC (“District 2 GP”), the general partner of District 2 CF. Therefore, Mr. Bigger, District 2, District 2 Holdings and District 2 CF may be deemed to be the beneficial owner, and have the shared power to dispose of or direct the disposition, of the shares reported as beneficially owned by District 2 CF and Mr. Bigger and Bigger GP may be deemed to be the beneficial owner, and have the shared power to dispose of or direct the disposition, of the shares reported as beneficially owned by Bigger Capital and District 2 CF.

(8)

FGP Protective Opportunity Master Fund SP’s ownership as of May 24, 2023 includes an aggregate of: (1) 1,078,000 shares of Common Stock issuable upon conversion of its 1,400 shares of Series B Preferred Stock; (2) 385,000 shares of Common Stock issuable upon conversion of its 500 shares of Series C Preferred Stock; (3) 158,732 shares of Common Stock underlying its 2022 Warrants; (4) 26,786 shares of Common Stock underlying its Reprice Warrants; and (5) 80,358 shares of Common Stock underlying its 2021 Amended Warrants. FGP Protective Opportunity Master Fund SP is a segregated portfolio of FGP Protective Opportunity Master Fund SPC. The principal of FGP Protective Opportunity Master Fund SP is Gregory Pepin. Gregory Pepin has the voting and dispositive power with respect to the securities.

(9)

Hudson Bay Master Fund Ltd.’s ownership as of May 24, 2023 includes an aggregate of: (1) 843,920 shares of Common Stock issuable upon conversion of its 1,096 shares of Series B Preferred Stock; (2) 31,250 shares of Common Stock underlying its Reprice Warrants; and (3) 93,750 shares of Common Stock underlying its 2021 Amended Warrants. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these Company securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

Relationships with the Selling Stockholders

Based upon information provided by the Selling Stockholders, except as set forth below, none of the Selling Stockholders nor any of their affiliates, officers, directors or principal equity holders has had any positions or office or has had any material relationship with us within the past three years.

●

Altium Growth Fund, LP, Alpha Capital Anstalt, Bigger Capital Fund, LP, District 2 Capital Fund LP, FGP Protective Opportunity Master Fund SP and Hudson Bay Master Fund Ltd. participated in the 2021 Private Placement and all such Selling Stockholders currently own shares of Series B Preferred Stock and 2021 Amended Warrants.

●

As part of our warrant reprice transaction of previously issued Common Stock purchase warrants held by the Selling Stockholders and other warrant holders that was completed on September 9, 2022, including Altium Growth Fund, LP, Alpha Capital Anstalt, Bigger Capital Fund, LP, District 2 Capital Fund LP, FGP Protective Opportunity Master Fund SP and Hudson Bay Master Fund Ltd. own 2021 Amended Warrants, and each of such Selling Stockholders own Reprice Warrants.

●

Bigger Capital Fund, LP, District 2 Capital Fund LP and FGP Protective Opportunity Master Fund SP participated in the 2022 Private Placement and all such Selling Stockholders currently own shares of Series C Preferred Stock and 2022 Warrants.

●

Altium Growth Fund, LP, Alpha Capital Anstalt, Bigger Capital Fund, LP, and District 2 Capital Fund LP participated in the 2023 Private Placement and all such Selling Stockholders (i) currently holds Debentures and 2023 Warrants and (ii) entered into a Warrant Amendment Agreements with the Company that provided for their respective Reprice Warrants, 2022 Warrants and/or 2021 Amended Warrants to be amended.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of shares of Common Stock covered by this prospectus on the NYSE American or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales, to the extent permitted by law;

●	through the writing or settlement of options or other hedging transactions, whether through an option exchange or otherwise;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect and (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the securities offered hereby will be passed upon by our counsel, Squire Patton Boggs (US) LLP, Washington, DC.

EXPERTS

The consolidated financial statements of NovaBay Pharmaceuticals, Inc. as of December 31, 2022 and 2021 and for the years then ended, incorporated by reference in this prospectus, have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Shares of Common Stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Common Stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website http://www.novabay.com/investors/sec-filings. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our Common Stock. You can also review these documents on the SEC’s website, as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

You should consider the incorporated information as if we reproduced it in this prospectus. The SEC allows us to “incorporate by reference” the information we file with the SEC into this prospectus. This permits us to disclose important information to you by referring you to other documents that we filed separately with the SEC. Any information referred to in this way is considered part of this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities we may offer pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. We incorporate by reference the following documents that have been filed with the SEC:

●	our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, as amended on April 28, 2023;

●	Our Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2023;

●	our Current Reports on Form 8-K, filed with the SEC on January 20, 2023, April 27, 2023, and May 2, 2023;

●	our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 18, 2023; and

●

the description of our Common Stock in our registration statement on Form 8-A, as filed with the SEC on August 29, 2007, as updated by our Current Report on Form 8-K filed with the SEC on June 29, 2010, and including any amendments or reports filed for the purposes of updating this description, including Exhibit 4.1 or our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, as amended on April 28, 2023.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus modifies or replaces such information. We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities made by this prospectus, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

Notwithstanding the foregoing, unless specifically stated to the contrary, information that we furnish (and that is not deemed “filed” with the SEC) under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

We will provide, upon written or oral request, without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information incorporated herein by reference (exclusive of exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request in writing or orally a copy of these filings, at no cost, by writing or telephoning us at the following address:

NovaBay Pharmaceuticals, Inc.

2000 Powell Street, Suite 1550

Emeryville, California 94608

(510) 899-8800

Attention: Corporate Secretary

7,863,570 Shares

of

Common Stock

PROSPECTUS

June 8, 2023